Exhibit 12

FIRST DATA CORPORATION

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	Three Months ended June 30,		Six Months ended June 30,
	2005	2004	2005	2004
Earnings:
Income before income taxes (1)	$522.5	$590.8	$1,040.4	$1,289.3
Interest expense	55.0	31.0	103.1	62.1
Other adjustments	9.6	10.9	20.1	21.3

Total earnings (a)	$587.1	$632.7	$1,163.6	$1,372.7

Fixed charges:
Interest expense	$55.0	$31.0	$103.1	$62.1
Other adjustments	9.6	10.9	20.1	21.3

Total fixed charges (b)	$64.6	$41.9	$123.2	$83.4

Ratio of earnings to fixed charges (a/b)	9.1	15.1	9.4	16.5

(1)	Income before income taxes includes minority interest and equity earnings in affiliates and excludes discontinued operations. Reflecting such amounts on a cash basis would not materially impact the ratio due to the frequency of cash distributions.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.